UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the capitalization table of Castor Maritime Inc. (the “Company”) as of September 30, 2023. The capitalization table should be read in conjunction with the annual report on Form 20-F for the year ended December 31, 2022 of the Company, filed with the SEC on March 8, 2023, as well as the Company’s first quarter 2023 report, submitted to the SEC on Form 6-K on May 23, 2023 (film number 23946737), the Company’s second quarter 2023 report, submitted to the SEC on Form 6-K on August 8, 2023 (film number 231153393) and the Company’s third quarter 2023 report, submitted to the SEC on Form 6-K on November 8, 2023 (film number 231386278).

Attached as Exhibit 99.2 to this report is the Statement of Designation of Rights, Preferences and Privileges of 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of the Company.

The information contained in this report on Form 6-K and Exhibits 99.1 and 99.2 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-236331, 333-240262 and 333-254977).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: November 9, 2023
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and Chief Financial Officer